[CAPITALSOURCE LETTERHEAD]
March 17, 2008
BY EDGAR
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Kristina Aberg
Mail Stop 4561

Re:	CapitalSource Inc. Schedule 14A Filed March 5, 2008 File No. 1-31753
Dear Ms. Aberg:
     Set forth below is the response of CapitalSource Inc. (the “Company”) to the staff’s comment, raised in your letter dated March 14, 2008, regarding the disclosures made in the Company’s preliminary 2008 proxy statement. For ease of your review, the Company’s response is set forth below the text of the comment raised in your letter.
     Comment: We refer to Proposal 3 requesting the approval of a charter amendment to increase your authorized number of shares of common stock. We note the disclosure indicating that you have reserved shares for a proposed acquisition transaction as well as the Form S-4 filed on July 13, 2007 in connection with your acquisition of TierOne Corporation for consideration of stock and cash. Please tell us whether you currently have sufficient authorized and unissued shares to complete the acquisition of TierOne Corporation, or the proposed acquisition transaction referenced on page 11 of your proxy statement if it is a different transaction, without an increase in your authorized shares. Alternatively, revise your proxy statement to provide the information required by Item 14 of Schedule 14A.
     Response: The reference in Proposal 3 is to the TierOne transaction. Please be advised that the Company has sufficient authorized and unissued shares of common stock to consummate the TierOne transaction as described in the Form S-4 and to effect the issuance of all other shares reserved for issuance as outlined in Proposal 3 of the proxy statement. We expect our definitive proxy statement will reflect that, as of March 10, 2008, after adding all of the shares then reserved for issuance as outlined in Proposal 3 to the number of shares then outstanding, we would have 140,437,993 authorized and unissued shares of common stock. Accordingly, the increase sought is intended to enhance the Company’s flexibility for possible future transactions and corporate actions, but is not necessary to allow the Company to complete any such pending matters.
* * * * *
     In connection with its response to the foregoing staff comment, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (301) 841-2732 with any further questions regarding these matters.

Sincerely,
/s/ Steven A. Museles
Executive Vice President, Chief Legal
Officer and Secretary